January 9, 2009
Via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter to International Lottery & Totalizator Systems, Inc. (“ILTS”) Dated December 23, 2008

Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended April 30, 2008
Filed July 14, 2008 and August 5, 2008, respectively
File No. 000-10294

Dear Ms. Collins,

The management of ILTS has reviewed the comments provided.   Kindly find the SEC comments and Company responses below.

Our management acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

It does not appear that your management has performed its assessment of internal control over financial reporting as of April 30, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete the required management’s report on internal control over financial reporting.

Response No. 1:

In recognizing the importance of having proper internal controls over financial reporting (“ICFR”), our management has performed a top-down, risk-based evaluation, testing and assessment of our ICFR.  We based our assessment on the internal control framework as set out in Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission.

For a small public company of our size with a centralized financial reporting system, our management team is closely involved with daily operations of the business which furnishes us with adequate knowledge to identify the financial reporting risks and their related controls.

As part of our evaluation, we have identified the preventive controls, detective controls, or a combination of both, to adequately address the financial reporting risks of individual financial reporting elements.  We have also evaluated the entity-level controls and determined how these controls related to the financial reporting element so as to ensure an effective system of internal control. These included company-level controls such as the control environment, Audit Committee oversight, management's risk assessment process, controls over the period-end reporting process and the information technology general controls.

We have identified significant accounts and disclosures in that the account is deemed to be significant if there is more than a remote likelihood that the account could contain misstatements that individually, or when aggregated with others, could be material. Additionally, we have identified relevant financial statement assertions such as existence or occurrence, completeness, rights or obligations, valuation or allocation, and presentation and disclosure.

To evaluate whether controls would effectively prevent or detect material error or fraud, procedures including inquiry, observation and inspection of documentation were used by our management through the conduct of "walkthrough" tests of a transaction from its authorization to its inclusion in the financial statements to help assure the completeness and accuracy of management's documentation.

To determine the effectiveness of the controls identified, our management has conducted tests and adequately gathered evidences that the controls are operating effectively and are applied as designed and in a consistent manner, and that the employees performing the controls have the requisite authority, competence and qualifications to adequately handle their jobs. The types of controls tested include controls over the initiating, authorizing, recording, processing and reporting of transactions, antifraud controls, controls over the selection and application of accounting policies, controls over the period-end reporting process, controls over significant non-routine and estimation transactions, and controls upon which other controls depend like the information technology general controls. Tests of controls include inquiry, observation, inspection and re-performance. Tests over some controls were made during the interim periods; however, tests of certain controls such as controls over estimation transactions and the period-end adjustments were made closer to the "as of" date.  Our management team is also closely involved in the day-to-day activities to manage the operations of the business.

To reasonably support management's evaluation, assessment and conclusion regarding the effectiveness of the internal control over financial reporting, we have adequately documented the design of the controls, routine processes and critical non-routine and estimation processes. All the evidences about the operations of the internal control over financial reporting were gathered and evaluated at the company’s sole office.

Comment No. 2

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response No. 2

Based on this evaluation, our management concluded that, as of April 30, 2008, our internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Additionally, management concluded that our controls and procedures were effective as of the end of the fiscal year covered by this annual report.  This was previously reported in our Form 10-KSB for the year-ended April 30, 2008 in summary fashion as follows:

“Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in SEC Rule 13a-15(e)) as of April 30, 2008.  Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2008.”

In light of the Staff’s comments and after discussion with outside counsel and the independent accountants, management believes that additional disclosure is appropriate but management has also concluded that the lack of such additional disclosure in the initial filing does not alter its overall conclusion that the internal controls over financial reporting were effective as of the fiscal year covered by the report.

ILTS intends to amend its Form 10-KSB by amending its response to Item 8A by replacing the prior referenced paragraph with additional disclosure as follows:

Management’s Report on Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

Our internal controls over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our business are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted, with the involvement of our Chief Executive Officer, Chief Financial Officer, and our Director of Corporate Affairs, an assessment, including testing of the effectiveness of our internal controls over financial reporting as of April 30, 2008.  Management’s assessment of internal controls over financial reporting was based on the framework in  Internal Control over Financial Reporting – Guidance for Smaller Public Companies (2006) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our system of internal controls over financial reporting was effective as of April 30, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/	Jeffrey M. Johnson
Jeffrey M. Johnson
President

/s/	T. Linh Nguyen
T. Linh Nguyen
Chief Financial Officer and Corporate Secretary